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                           April 5, 2022

       Bobby Gaspar, M.D., Ph.D.
       Chief Executive Officer
       Orchard Therapeutics plc
       108 Cannon Street
       London EC4N 6EU
       United Kingdom

                                                        Re: Orchard
Therapeutics plc
                                                            Registration
Statement on Form S-3
                                                            Filed March 30,
2022
                                                            File No. 333-263967

       Dear Dr. Gaspar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Benjamin K Marsh